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                               May 26, 2022

       Scott Kaufman
       Chief Executive Officer
       Creek Road Miners, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Creek Road Miners,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-262304

       Dear Mr. Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your amended disclosure in response to comment 1. Please revise this disclosure to clarify, as you did
in your prior response letter, that you will also consider whether additional crypto
assets constitute securities as defined in Section 2(a)(1) of the Securities
                                                        Act.
       General

   2. We note your disclosure on page 5 of your 10-K for the year ended December 31, 2021, incorporated by
reference into your registration statement, that you measure your operations by the
number and dollar value of the cryptocurrency rewards you
 Scott Kaufman
Creek Road Miners, Inc.
May 26, 2022
Page 2
      earn from your cryptocurrency mining activities. Please amend the disclosure in your registration statement to clarify how you determine the dollar value of your cryptocurrency.
3. We note your response to comment 4, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.
       Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-3222
with any questions.



                                                           Sincerely,
FirstName LastNameScott Kaufman
                                                           Division of
Corporation Finance
Comapany NameCreek Road Miners, Inc.
                                                           Office of Trade &
Services
May 26, 2022 Page 2
cc:       Roger W. Bivans
FirstName LastName